Exhibit 3.1
AMENDMENT TO THE BY-LAWS OF
TOLL BROTHERS, INC.
This Amendment to the By-laws of Toll Brothers, Inc., a Delaware corporation (the “Corporation”), is effective as of June 15, 2011. Capitalized terms used but not defined herein shall have the meanings set forth in the By-laws of the Corporation (the “By-laws”).
The By-laws are hereby amended as follows:
1.	Section 2-2 is hereby amended and restated in its entirety to read as follows:

“Section 2-2. Annual Meeting. A meeting of the stockholders of the Corporation shall be held in each calendar year at a date, time and place fixed by the Board of Directors.”

2.	Section 3-1 is hereby amended and restated in its entirety to read as follows:

“Section 3-1. Number. The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. The number of members of the Board of Directors shall be the number of Directors serving at the time of adoption of this Section 3-1 or such other number as may thereafter from time to time be determined by the Board of Directors. At each annual meeting of stockholders, (1) the successors of the Directors whose terms expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election, with each Director to hold office until his or her successor shall have been duly elected and qualified, and (2) if authorized by resolution of the Board of Directors, Directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.”

3.	Except as modified by this Amendment, the By-laws remain unchanged and, as modified, continue in full force and effect.